Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Announces Intention to Purchase Additional Common Shares of MEG Energy Corp.

Calgary, Alberta (August 28, 2025) – Strathcona Resources Ltd. ("Strathcona") announced today that it intends, subject to market conditions, to purchase an additional 5% of the outstanding common shares (the "MEG Shares") of MEG Energy Corp. ("MEG") in accordance with applicable securities laws and the Offer (as defined below).

Strathcona currently owns 23.4 million MEG Shares, representing approximately 9.2% of the issued and outstanding MEG Shares. Under applicable Canadian securities laws, while the Offer is outstanding, Strathcona may acquire up to an additional 5% of the outstanding MEG Shares (which, together with the existing MEG Shares held by Strathcona, will represent approximately 14.2% of the outstanding MEG Shares).

Following discussions with fellow MEG shareholders over the past week, Strathcona intends to vote its MEG Shares (including those it currently holds and subsequently acquires) against the resolution to approve the acquisition of MEG by Cenovus Energy Inc., which requires approval by at least 66 2/3% of the votes cast by MEG shareholders present in person or represented by proxy at the special meeting of MEG shareholders currently scheduled to be held on October 9, 2025.

Purchases of MEG Shares will occur as soon as practicable and from time to time, in each case in accordance with applicable securities laws. The purchase price for any MEG Shares acquired by Strathcona or any of its affiliates may be different than the per share value ascribed to the MEG Shares under Strathcona's offer to acquire all of the issued and outstanding MEG Shares not already owned by Strathcona or its affiliates for 0.62 of a common share of Strathcona and $4.10 in cash per MEG Share (the "Offer"). Strathcona will be required to issue and file a news release, disclosing information concerning the number of MEG Shares purchased and other information prescribed by applicable Canadian and United States securities laws, after the close of business on each day on which Strathcona or any of its affiliates purchase MEG Shares.

This news release is issued pursuant to National Instrument 62-104 – Take-Over Bids and Issuer Bids.

About Strathcona

Strathcona is one of North America's fastest growing pure play heavy oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life assets. Strathcona's common shares (symbol SCR) are listed on the Toronto Stock Exchange (TSX).

For more information about Strathcona, visit www.strathconaresources.com.

Investor inquiries:

info@strathconaresources.com

Media inquiries:

communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular (the "Offer to Purchase and Circular") and accompanying letter of transmittal and notice of guaranteed delivery (collectively, the "Offer Documents"). The Offer Documents and related documents contain important information about the Offer and should be read in their entirety by MEG shareholders.

Additional Information About the Offer and Where to Find It

The Offer is currently scheduled to expire at 5:00 p.m. (Mountain Time) on September 15, 2025, and may be extended, accelerated or withdrawn by Strathcona in accordance with its terms. Full details of the Offer and the related documents are available on MEG's profile at www.sedarplus.ca and on Strathcona's website at https://www.strathconaresources.com/meg-energy-offer.

In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended, which includes the Offer to Purchase and Circular and other documents related to the Offer. This news release is not a substitute for the Registration Statement, the Offer to Purchase and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer. The Registration Statement, Offer to Purchase and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, Strathcona's intention to purchase MEG Shares and to acquire all of the issued and outstanding MEG Shares; and Strathcona's intention to vote its MEG Shares against the resolution to approve the acquisition of MEG by Cenovus Energy Inc. at the special meeting of MEG shareholders.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: that MEG Shares will be available for purchase through published markets at prices acceptable to Strathcona; the expected sources of funding for the purchase of MEG Shares and the anticipated impact thereof on Strathcona's financial position; the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations, including its financial condition and asset value, will remain consistent with Strathcona's current expectations. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Factors that could cause actual events to differ materially from those contemplated or implied by the forward-looking information in this news release include, but are not limited to, changes in general economic conditions in Canada, the United States and elsewhere; changes in tax or environmental laws, climate change, royalty rates, tariff rates or other regulatory matters; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; delays resulting from or inability to obtain required regulatory approvals; availability of financial resources and/or third-party financing; the inability of Strathcona to purchase MEG Shares through published markets at prices acceptable to it; new or changing laws (domestic and foreign); the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.